UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                     GREENBRIAR CORPORATION
 ---------------------------------------------------------------
                        (Name of Issuer)


                  Common Stock, Par Value $0.01
 ---------------------------------------------------------------
                 (Title of Class of Securities)


                           393648 40 7
 ---------------------------------------------------------------
                         (CUSIP Number)



                       December 16, 2003
 ---------------------------------------------------------------
    (Date of Event which Requires Filing of this Settlement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13G

CUSIP NUMBER 393648 40 7                             Page 2 of 4


(1)  Name of Reporting Person                       Gene Bertcher

     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization                     USA


     Number of Shares    (5)  Sole Voting Power            41,260

        Beneficially
                         (6)  Shared Voting Power               0
      Owned by Each

     Reporting Person    (7)  Sole Dispositive Power       41,260

           with:
                         (8)  Shared Dispositive Power          0


(9)  Aggregate Amount Beneficially Owned                   41,260
     by Each Reporting Person

(10) Check if the Aggregate Amount in                       [   ]
     Row (9) Excludes Certain Shares (see instructions)

(11) Percent of Class Represented by                         5.5%
     Amount in Row (9)


(12) Type of Reporting Person (see instructions)               IN

CUSIP NUMBER 393648 40 7                             Page 3 of 4

Item 1.

     (a)  Name of Issuer: Greenbriar Corporation

     (b)  Address of Issuer's Principal Executive Offices:

               14185 Dallas Parkway, Suite 650
               Dallas, TX 75254

Item 2.

     (a)  Name of Person Filing:  Gene S. Bertcher

     (b)  Business Address:

               14185 Dallas Parkway, Suite 650
               Dallas, TX 75254

     (c)  Citizenship: USA

     (d)  Title of Class of Securities:

               Greenbriar Corporation Common Stock

     (e)  CUSIP Number: 393648 40 7

Item 3.   Not applicable


Item 4.   OWNERSHIP

     (a)  Amount beneficially owned:    41,260 shares

     (b)  Percent of class:             5.5%

     (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote:  41,260 shares.

               (ii)  Shared power to vote or to direct  the  vote  0.

              (iii) Sole power to dispose or to direct the disposition of 41,260 shares.

               (iv)  Shared power to dispose or to direct the
                     disposition of     0.

Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Not applicable

CUSIP NUMBER 393648 40 7                             Page 4 of 4

Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

          Not applicable

Item 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

          Not applicable.

Item 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

          Not applicable.

Item 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.

Item 10.  CERTIFICATION

     (a)  Not applicable

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  December 16, 2003


                                   By:/s/ GENE S. BERTCHER
                                      -------------------------
                                        Gene S. Bertcher